Consent of Independent Registered Pubic Accounting Firm

The Board of Directors

United Mobile Homes, Inc.:

We consent to incorporation by reference in the registration statements (No. 333-117538) on Form S-8 and (No. 333-115030) on Form S-3D, of our reports dated March 18, 2005, relating to the consolidated balance sheets of United Mobile Homes, Inc. and subsidiaries (the Company) as of December 31, 2004 and 2003 and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004, the related schedule, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, and the effectiveness of internal control over financial reporting as of December 31, 2004,  which reports appear in the December 31, 2004 Annual Report on Form 10-K of United Mobile Homes, Inc.

Our report dated March 18, 2005, on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2004, expresses our opinion that United Mobile Homes, Inc. and subsidiaries did not maintain effective internal control over financial reporting as of December 31, 2004 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states that at December 31, 2004, the Company had an inadequate system for the selection and application of accounting policies relating to cash flow hedges, which resulted in the Company restating prior periods to reflect the fair value adjustments of certain cash flow hedges in the consolidated statements of income.

/s/  KPMG LLP

Short Hills, New Jersey

March 30, 2005